Franklin Bitcoin ETF

Bitcoin exposure without the hassle of buying bitcoin directly – all for the low cost of just 19 bps. That's EZBC.

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The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Frankin Distributors, LLC - Marketing Agent for the fund.

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Filed pursuant to Rule 424(b)(3)
Registration No. 333-274474

PROSPECTUS

Franklin Templeton Digital Holdings Trust—Shares of Franklin Bitcoin ETF

The Franklin Templeton Digital Holdings Trust (the "Trust") is organized as a Delaware statutory trust. The Franklin Bitcoin ETF series of the Trust (the "Fund") issues shares ("Shares") representing fractional undivided beneficial interests in its net assets. The assets of the Fund consist primarily of bitcoin held by a custodian on behalf of the Fund. The Fund seeks to reflect generally the performance of the price of bitcoin. The Fund seeks to reflect such performance before payment of the Fund's expenses. Franklin Holdings, LLC (the "Sponsor") is the sponsor of the Trust and Fund; Delaware Trust Company, a subsidiary of Corporation Service Company (the "Trustee"), is the sole trustee of the Trust; Coinbase Custody Trust Company, LLC (the "Bitcoin Custodian") is the custodian for the Fund's bitcoin holdings; and the Bank of New York Mellon is the custodian for the Fund's cash holdings (the "Cash Custodian" and together with the Bitcoin Custodian, the "Custodians") and also serves as the Fund's administrator and transfer agent (the "Administrator" or "Transfer Agent"). Franklin Distributors, LLC is the marketing agent of the Fund (the "Marketing Agent"). The Trust is not an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and is not required to register under such Act. The Sponsor is not registered with the Securities and Exchange Commission ("SEC") as an investment adviser and is not subject to regulation by the SEC as such in connection with its activities with respect to the Trust and the Fund. The Fund is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act" or "CEA"), and the Sponsor is not subject to regulation by the U.S. Commodity Futures Trading Commission (the "CFTC") as a commodity pool operator or a commodity trading advisor with respect to the Fund.

The Fund intends to issue Shares on a continuous basis. A block of 50,000 Shares is called a "Creation Unit." The Fund issues and redeems Shares only in blocks of 50,000 or multiples thereof. These transactions take place in exchange for cash.

Deposits of cash are delivered to the Cash Custodian, following which the Sponsor shall instruct the Cash Custodian to transfer the cash to the

FRANKLIN TEMPLETON